Exhibit 1.1

The Companies Ordinance

Chapter 22

Company Limited by Shares

Memorandum of Association

Of

Kitov Pharma Ltd.

כיטוב פארמה בע"מ

1.	The name of the Company is:

In Hebrew:      כיטוב פארמה בע"מ

In English:      Kitov Pharma Ltd.

2.	The object for which the Company is established: To engage in any legal activity.

3.	The liability of the members is limited.

4.	The share capital of the Company is as follows:

a.	250,000,000 ordinary shares of no par value each (hereinafter: “the Ordinary Shares”);

b.	50,000,000 preferred shares of no par value each, subdivided into five classes of preferred shares (class A preferred, class B preferred, class C preferred, class D preferred, and class E preferred) of 10,000,000 preferred shares of no par value each in each class of preferred shares (hereinafter: “the Preferred Shares”).

Ordinary Shares and Preferred Shares shall collectively be referred to herein this Memorandum of Association as “Shares”.

Any of the Shares in the capital of the Company for the time being may be issued with or subject to any preferential, deferred or other special rights, privileges, conditions or restrictions whether in regard to dividend, voting, return of capital or otherwise.

All of any of the rights or privileges of the Ordinary Shares or any of the other class of shares for the time being forming part of the capital of the Company may be varied with such consent of sanction as provided by the articles of association for the time being of the Company but not further or otherwise.